EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Six Months Ended
	June 30,		Year Ended December 31,
	2009	2008 (1)	2008 (1)(2)	2007 (1)	2006	2005	2004
Earnings (loss) from continuing operations	$213,468	$393,774	$(242,373)	$966,395	$714,151	$300,988	$215,815

Add (Deduct):

Non-controlling interest	804	2,238	3,837	4,814	3,451	5,243	4,875

Income taxes	19,167	45,476	68,011	66,855	29,786	26,672	43,562

Interest expense	175,981	190,462	385,065	389,845	295,629	176,698	152,537

Earnings, as adjusted	$409,420	$631,950	$214,540	$1,427,909	$1,043,017	$509,601	$416,789

Fixed charges:

Interest expense	$175,981	$190,462	$385,065	$389,845	$295,629	$176,698	$152,537

Capitalized interest	55,848	83,048	168,783	123,879	95,635	63,020	37,374

Total fixed charges	$231,829	$273,510	$553,848	$513,724	$391,264	$239,718	$189,911

Ratio of earnings, as adjusted to fixed charges	1.8	2.3	0.4	2.8	2.7	2.1	2.2

(1)	These periods have been restated to reflect the retroactive adoption of FSP APB 14-1, also known as ASC 470-20, for interest expense related to our convertible debt.

(2)	The loss from continuing operations for 2008 includes impairment charges of $901.8 million that are discussed in our Annual Report on Form 10-K. Due to these impairment charges, our fixed charges exceed our earnings as adjusted by $339.3 million.